Exhibit 99.4

EXECUTION VERSION

SUPPORT AND VOTING AGREEMENT

This SUPPORT AND VOTING AGREEMENT (this “Agreement”) is made and entered into as of February 8, 2022, by and among RISE Education Cayman Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“ListCo”), Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands (the “Company”) and Newlinks Technology Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“Shareholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, ListCo, the Company, Dada Merger Sub Limited (“Merger Sub”) and Dada Merger Sub II Limited (“Merger Sub II”) have, concurrently with the execution of this Agreement, entered into an agreement and plan of merger dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and for the merger of the surviving corporation from the Merger with and into Merger Sub II, with the Merger Sub II continuing as the surviving corporation and a wholly-owned subsidiary of ListCo (the “Second Merger”, together with the Merger, the “Mergers”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Shareholder is, as of the date of this Agreement, the beneficial and sole legal owner of 50,000,000 ordinary shares of the Company (together with any other shares of the Company acquired (whether beneficially or of record) by Shareholder after the date of this Agreement and during the term of this Agreement and as the context may require, the “Subject Shares”);

WHEREAS, in connection with the consummation of the Mergers, Shareholder agrees to vote the Subject Shares in favor of (i) the Mergers, (ii) other proposals as may be reasonably agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, and (iv) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and ListCo have requested that Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to the Company and ListCo as of the date hereof and as of the Closing:

1.1 Corporate Organization. Shareholder is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

1.2 Due Authorization. Shareholder has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of Shareholder is necessary to authorize this Agreement or Shareholder’s performance hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in this Agreement, no consent of or with any Governmental Authority on the part of Shareholder is required to be obtained or made in connection with the execution, delivery or performance by Shareholder of this Agreement or the consummation by Shareholder of the transactions contemplated hereby, other than applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder.

1.4 No Conflict. The execution, delivery and performance by Shareholder of this Agreement do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which Shareholder is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of Shareholder, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by Shareholder of its obligations under this Agreement.

1.5 Subject Shares. As of the date hereof, Shareholder is the beneficial and sole legal owner of the Subject Shares, and all such Subject Shares are owned by Shareholder free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to this Agreement, the other Transaction Agreements, the Organizational Documents of the Company, any applicable securities Laws. Shareholder does not legally own any shares of the Company other than the Subject Shares. Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (i) this Agreement, (ii) the other Transaction Agreements, (iii) the Organizational Documents of the Company, or (iv) any applicable securities Laws.

1.6 Acknowledgement. Shareholder understands and acknowledges that each of the Company and ListCo is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement.

1.7 Absence of Litigation. With respect to Shareholder, as of the date hereto, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Shareholder, threatened against, Shareholder or any of Shareholder’s properties or assets (including Shareholder’s Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LISTCO

ListCo hereby represents and warrants to Shareholder and the Company as of the date hereof and as of the Closing:

2.1 Corporate Organization. ListCo is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

2.2 Due Authorization. ListCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of ListCo and no other corporate or equivalent proceeding on the part of ListCo is necessary to authorize this Agreement or ListCo’s performance hereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been duly and validly executed and delivered by ListCo and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of ListCo, enforceable against ListCo in accordance with its terms, subject to the Enforceability Exceptions.

2.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in the Merger Agreement and obtaining the ListCo Shareholder Approval, the execution, delivery and performance by ListCo of this Agreement and the consummation of the transactions by ListCo contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to ListCo or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of ListCo, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by ListCo of its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Shareholder and ListCo as follows:

3.1 Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

3.2 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, (subject to the consents, approvals, authorizations and other requirements described in the Merger Agreement) to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board and other than the consents, approvals, authorizations and other requirements described in the Merger Agreement, and the approval of the Company Shareholders of the Mergers and the Transactions contemplated by the Transaction Agreements, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in the Merger Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, or trigger shareholder rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b) through (d) above that would not prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement.

ARTICLE IV

AGREEMENT TO VOTE; CERTAIN OTHER COVENANTS OF SHAREHOLDER

Shareholder covenants and agrees during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a) In Favor of the Transactions. At any meeting of the Company Shareholders called to seek the Company Shareholder Approval, or at any adjournment thereof, or in connection with any written resolution or consent of the Company Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Mergers or any other matter is sought, Shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the Subject Shares in favor of, consent to and approve in all respects (as the case may be) (A) the Mergers, (B) other proposals as may be agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (C) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, (D) if there are insufficient votes in favor of granting the Company Shareholder Approval, in favor of the adjournment of such meeting of Company Shareholders to a later date, (E) all matters approved by the Board of Directors of the Company as recorded in the written resolutions of the Board of Directors of the Company dated February 8, 2022, (F) Mr. Zhen Dai’s right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by the Company or Shareholder, and (G) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement.

(b) Against Other Transactions. At any meeting of Company Shareholders or at any adjournment thereof, or in connection with any written resolution or consent of Company Shareholders or in any other circumstances upon which Shareholder’s vote, consent or other approval is sought, Shareholder shall vote or cause to be voted the Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the Transactions, any alternative transaction proposal including any Alternative Transaction Proposal, (ii) any proposal that would restrict Mr. Zhen Dai from exercising the right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by the Company or Shareholder, (iii) allowing the Company to execute or enter into, any agreement related to an Alternative Transaction Proposal, and (iv) entering into any agreement, or agreement in principle that may require the Company to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

4.2 No Transfer. From the date of this Agreement until the date of termination of this Agreement, Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Merger Agreement, other Transaction Agreements or the voting and other arrangements under the Organizational Documents of the Company, (iii) take any action that would reasonably be expected to make any representation or warranty of Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, Shareholder may make Transfers of the Subject Shares (i) upon the consent of the Company and ListCo, (ii) between Shareholder and any of its Affiliates (and any of Shareholder’s and its affiliates’ respective executive officers and directors) (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as Shareholder was with respect to such transferred Subject Shares), and (iii) by virtue of Shareholder’s Organizational Documents upon liquidation or dissolution of Shareholder, so long as, in each case of clauses (i) through (iii), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill Shareholder’s obligations under this Agreement and the Merger Agreement is not relinquished or prior to and as a condition to the effectiveness of any such Transfer (provided that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as such ListCo Shareholder was with respect to such transferred Subject Shares); provided, further, that in the case of clause (iii), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws. Any action attempted to be taken in violation of the preceding sentence will be null and void. Shareholder agrees with, and covenants to, the Company and ListCo that Shareholder shall not request the Company to register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

4.3 Waiver of Dissenters’ Rights. Shareholder hereby irrevocably waives and agrees not to exercise or assert any dissenters’ rights under the Cayman Companies Act and any other similar statute in connection with the Mergers or the Merger Agreement.

4.4 New Shares. In the event that (i) any Company Shares or other securities are issued or otherwise issued to Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change in any of the Company Shares or other share capital of the Company by reason of any share subdivision, recapitalization, consolidation, exchange of shares or the like, (ii) Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Agreement, including upon exercise of options, settlement of restricted share units, capitalization of working capital loans or conversion of convertible securities, or (iii) Shareholder acquires the right to vote or share in the voting of any Company Share after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.5 Termination. This Agreement shall terminate upon the earlier of:

(a) the Closing, provided, that upon such termination, this Section 4.5, Section 5.1 and Section 5.4 shall survive indefinitely.

(b) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its breach of this Agreement prior to such termination.

4.6 Additional Matters. Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or ListCo may reasonably request for the purpose of consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the Cayman Companies Act) that would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Mergers or any other Transaction.

4.7 Confidentiality. Shareholder shall be bound by and comply with Sections 8.04 (Exclusivity) and 8.06(b) (Confidentiality; Publicity)] of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 8.04 of the Merger Agreement (other than for purposes of the definition of Alternative Transaction Proposal) and “Affiliates” contained in Section 8.06(b) of the Merger Agreement also referred to Shareholder.

4.8 Consent to Disclosure. Shareholder consents to and authorizes the Company or ListCo, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or ListCo, as applicable, reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Merger Agreement or this Agreement, Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of Shareholder’s commitments and obligations under this Agreement, and Shareholder acknowledges that the Company or ListCo may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange to promptly give the Company or ListCo, as applicable, any information that is in its possession that the Company or ListCo, as applicable, may reasonably request for the preparation of any such disclosure documents, and Shareholder agrees to promptly notify the Company and ListCo of any corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

ARTICLE V

GENERAL PROVISIONS

5.1 Notice. All notices and other communications among the parties hereunder shall be in writing and shall be deemed duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), to the Company and ListCo in accordance with Section 11.02 of the Merger Agreement and to Shareholder at the address set forth below (or at such other address for a party as shall be specified by like notice):

Newlinks Technology Limited

Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

Attn: Mingyi Jin

E-mail: jinmingyi@newlink.com

5.2 Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements and understandings, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, except that, for the avoidance of doubt, in connection with a Transfer of any Subject Shares in accordance with the terms of this Agreement, transferee to whom such Subject Shares are transferred shall thenceforth be entitled to all the rights and be subject to all the obligations under this Agreement; provided, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 5.3 shall be null and void, ab initio. For the avoidance of doubt, no Transfer of Subject Shares shall be (or be deemed to be) an assignment of this Agreement or the rights or obligations hereunder.

5.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal substantive Laws of the State of New York applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 5.4.

5.5 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 4.5, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not allege, and each party hereby waives the defense, that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 shall not be required to provide any bond or other security in connection with any such injunction.

5.6 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

RISE EDUCATION CAYMAN LIMITED

By:	/s/ Weili Hong
Name:	Weili Hong
Title:	Independent Director

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

DADA AUTO INC.

By:	/s/ Cathy (Yang) Wang
Name:	Cathy (Yang) Wang
Title:	CEO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

NEWLINKS TECHNOLOGY LIMITED

By:	/s/ Zhen Dai
Name:	Zhen Dai
Title:	Chairman of the Board of Directors

[Signature Page to Voting Agreement]